UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THE EXHIBITS OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO ELBIT IMAGING LTD.’S (“ELBIT”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENTS NOS. 333-117509, 333-130852, 333-136684 AND 333-152820) AND ELBIT`S SHELF PROSPECTUS FILED WITH THE ISRAELI SECURITIES AUTHORITY AND THE TEL AVIV STOCK EXCHANGE ON JULY 21, 2009, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of ELBIT consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1.	Operating and Financial Review and Prospects for the six-month period ended June 30, 2010.

99.2.	Unaudited Interim Consolidated Financial Data of ELBIT for the six-month period ended June 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2010	ELBIT IMAGING LTD. (Registrant) By: /s/ Shimon Yitzhaki —————————————— Shimon Yitzhaki Chairman

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1.	Operating and Financial Review and Prospects for the six-month period ended June 30, 2010.

99.2.	Unaudited Interim Consolidated Financial Data for the six-month period ended June 30, 2010.